SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July 25, 2007
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES

This Report on Form 6-K contains the press release for the third financial quarter ended June 30, 2007 of Qimonda AG dated July 25, 2007.

News Release • Presseinformation
Page 1 of 7 July 24, 2006
Qimonda Reports Third Quarter Results of Financial Year 2007
Munich, Germany — July 24, 2007 — Qimonda AG (NYSE: QI) today announced results for the third quarter of its financial year (FY) 2007, which ended June 30, 2007. Qimonda achieved net sales of Euro 740 million in the third quarter of FY 2007, a decline of 24 percent from Euro 977 million year over year and a decline of 25 percent from Euro 984 million quarter over quarter. Third quarter FY 2007 EBIT was a loss of Euro 323 million compared to positive EBIT of Euro 100 million in the third quarter of FY 2006 and positive EBIT of Euro 85 million in the second quarter of FY 2007. Net loss in the third quarter was Euro 218 million or a loss per share (basic and diluted) of Euro 0.64 compared to net income of Euro 54 million in the third quarter of FY 2006 or earnings per share of Euro 0.18. In the second quarter, net income was Euro 57 million and earnings per share was Euro 0.17.
For the first nine months of FY 2007, Qimonda’s net sales were Euro 2.9 billion, an increase of 12 percent compared to the same period last year. EBIT for the first nine months of the current financial year was Euro 12 million compared to an EBIT loss of Euro 2 million in the same period of the previous financial year. Net income in the first nine months of FY 2007 amounted to Euro 16 million or earnings per share of Euro 0.05 compared to a net loss of Euro 82 million or loss per share of Euro 0.27 in the first nine months of FY 2006.
“In the June quarter, the industry saw a sharp price decline for standard DRAM products, where PC contract prices dropped almost 60 percent quarter over quarter,” said Kin Wah Loh, President and CEO of Qimonda. “Our diversified DRAM product

Page 2 of 7 July 24, 2006
portfolio helped limit our average selling price decline to 40 percent quarter over quarter. Although we have seen some price improvement in July, as we enter the typically stronger second half of the calendar year, we are taking several actions to improve our financial performance. For the current financial year, we are limiting our capital spending and expect to be around Euro 900 million, at the low end of our previously announced range. For the next financial year, we are significantly cutting capital spending plans down to a range of Euro 650 million to Euro 750 million. We are focusing on productivity improvements and expect to convert more than 50 percent of our capacities to 80nm and 75nm by the end of calendar year 2007 while growing our 300mm share to 80 percent. In addition, we are curtailing our operating expenses for the current financial year and expect to save about Euro 30 million compared to our previous plans.”
On a year-over-year basis, Qimonda’s quarterly net sales decreased mainly due to a strong decline in average selling prices as well as a weaker US dollar. These effects were not entirely offset by the 56 percent growth in bit-shipments. Quarter over quarter, net sales decreased mainly due to a 40 percent decline in average selling prices and a weaker U.S. dollar. This decrease, however, was only partially offset by the strong 28 percent growth in bit-shipments and a fairly stable shipment share to non-PC applications of almost 50 percent.
In the third quarter of FY 2007, Qimonda generated 33 percent of its net sales in North America, 16 percent in Europe, 31 percent in Asia Pacific and 20 percent in Japan.

Page 3 of 7 July 24, 2006
Gross margin and net income year over year and quarter over quarter were negatively affected by the DRAM price development and a weaker U.S. dollar. These effects could not be offset by higher bit-shipments and improved manufacturing productivity. The sharp decline in prices for standard DRAM products resulted in inventory write-downs of Euro 66 million in the quarter, which further negatively impacted gross margin and profitability.
Cash flow from operations declined to Euro 45 million in the third quarter FY 2007. Capital expenditures were Euro 236 million, mainly for the further expansion of the Richmond 300mm wafer manufacturing facility and equipment upgrades for the further conversion towards the 75nm and smaller DRAM technologies. In addition, the company fully repaid the remaining Euro 48 million balance of the Infineon shareholder loan. At the end of the third quarter of FY 2007, the company’s gross cash position was Euro 892 million and its net cash position was Euro 743 million.
Outlook
In the fourth quarter of FY 2007, Qimonda expects its bit production to grow by 15 to 20 percent, mainly based on increased in-house and partner capacities and continued productivity improvements from the ongoing conversion to 80nm and 75nm technologies. The company targets a share of bit-shipments to non-PC applications of around 50 percent for the fourth quarter, and expects the trend of strong demand for PC-related products in particular to continue.
For the full financial year, Qimonda expects bit demand for DRAM to be driven by the continued strong growth in graphics, consumer and communication applications and the move to higher density modules in the PC market. For financial year 2007, the company

Page 4 of 7 July 24, 2006
continues to estimate an increase in its bit production of between 60 and 70 percent. Qimonda continues to expect its share of bit-shipments to non-PC applications to be more than 50 percent for the full financial year.
Unaudited Financial Information
Attached is Qimonda’s unaudited financial information for the third quarter and first nine months of its 2007 financial year, which ended June 30, 2007. This financial information includes reconciliations of the non-US GAAP financial measures EBIT and net cash position to net income and gross cash position, respectively, which are the closest measures prepared in accordance with US GAAP. Financial information as of dates before and for periods beginning before May 1, 2006 is derived from Qimonda’s combined financial statements prepared in accordance with its carve-out from Infineon, effective on that date.
Conference Call
The company will host a conference call today at 4:30pm EST, 1:30pm PST, 9:30pm GMT, and 10:30pm CET to discuss its financial results. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 2394883 #, beginning at 6:30pm EST today and continuing until 5:59pm EST on July 28, 2007.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of €3.81 billion in its 2006

Page 5 of 7 July 24, 2006
financial year and has approximately 13,000 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This presentation contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our Annual Report on Form 20-F for our fiscal year ended September 30, 2006, available without charge on our website and at www.sec.gov.

Page 6 of 7 July 24, 2006
Qimonda AG and Subsidiaries
Unaudited Financial Information
Third Quarter Ended 30.06.2007
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months	9 Months	9 Months
	June 30	March 31	June 30	June 30	June 30
	Q3 F07	Q2 F07	Q3 F06	FY 2007	FY 2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
RESULTS OF OPERATIONS
Total net sales	740	984	977	2.897	2.583
Cost of goods sold	(964)	(785)	(762)	(2.572)	(2.158)

Gross (loss) profit	(224)	199	215	325	425
Research and development expense	(98)	(96)	(110)	(291)	(325)
Selling, general and administrative expense	(48)	(48)	(48)	(140)	(161)
Other operating income (expense), net	4	3	1	7	(13)

Operating (loss) income	(366)	58	58	(99)	(74)
Interest income (expense), net	1	2	(6)	4	(22)
Equity in earnings of associated companies	38	28	11	103	38
Gain on associated company share issuance	—	—	30	—	30
Other non-operating income (expense), net	6	1	3	12	9
Minority interests	(1)	(2)	(2)	(4)	(5)

Income (loss) before income taxes	(322)	87	94	16	(24)
Income tax benefit (expense)	104	(30)	(40)	—	(58)

Net (loss) income	(218)	57	54	16	(82)

Earnings (loss) per share — basic and diluted (in euro)	(0,64)	0,17	0,18	0,05	(0,27)

FINANCIAL POSITION
Assets:
Current assets:
Cash and cash equivalents	629	872	438	629	438
Marketable securities	263	263	170	263	170
Trade accounts receivable, net	364	505	599	364	599
Inventories	600	753	672	600	672
Deferred income taxes	27	51	50	27	50
Other current assets	302	201	234	302	234

Total current assets	2.185	2.645	2.163	2.185	2.163

Property, plant and equipment, net	2.129	2.061	2.177	2.129	2.177
Long-term investments, net	681	668	601	681	601
Deferred income taxes	200	162	139	200	139
Other assets	169	172	182	169	182

Total assets	5.364	5.708	5.262	5.364	5.262

Liabilities and shareholders’/business equity:
Current liabilities:
Short-term debt and current maturities	21	69	451	21	451
Trade accounts payable	679	658	608	679	608
Accrued liabilities	146	150	137	146	137
Deferred income taxes	18	17	16	18	16
Other current liabilities	242	294	218	242	218

Total current liabilities	1.106	1.188	1.430	1.106	1.430

Long-term debt	128	129	151	128	151
Deferred income taxes	34	51	32	34	32
Other liabilities	288	292	308	288	308

Total liabilities	1.556	1.660	1.921	1.556	1.921

Total shareholders’/business equity	3.808	4.048	3.341	3.808	3.341

Total liabilities and shareholders’/business equity	5.364	5.708	5.262	5.364	5.262

Page 7 of 7 July 24, 2006
Qimonda AG and Subsidiaries
Unaudited Financial Information
Third Quarter Ended 30.06.2007
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months	9 Months	9 Months
	June 30	March 31	June 30	June 30	June 30
	Q3 F07	Q2 F07	Q3 F06	FY 2007	FY 2006

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW

Net cash provided by operating activities therein:	45	286	66	769	61
Depreciation and amortization	164	171	177	496	524

Net cash used in investing activities therein:	(238)	(278)	(257)	(724)	(725)
Net (purchases) proceeds of marketable securities	(1)	(119)	(168)	(131)	(168)
Purchases of property, plant and equipment	(236)	(144)	(89)	(601)	(571)

Net cash (used in) provided by financing activities therein:	(48)	(191)	(14)	(343)	466
Net change in short-term debt due Infineon	(48)	(184)	(19)	(344)	(54)

RECONCILIATIONS

Net (loss) income	(218)	57	54	16	(82)
Interest income (expense), net	1	2	(6)	4	(22)

Earnings (loss) before Interest (EBI)	(219)	55	60	12	(60)
Income tax benefit (expense)	104	(30)	(40)	—	(58)

Earnings (loss) before Interest and Taxes (EBIT)	(323)	85	100	12	(2)

Cash and cash equivalents	629	872	438	629	438
Marketable securities	263	263	170	263	170

Gross Cash position	892	1.135	608	892	608

Short-term debt and current maturities	21	69	451	21	451
Long-term debt	128	129	151	128	151

Total financial debt	149	198	602	149	602

Net Cash (debt) position	743	937	6	743	6

Total shareholders’ equity	3.808	4.048	3.341	3.808	3.341

Capital Employed	3.065	3.111	3.335	3.065	3.335

Net cash provided by operating activities	45	286	66	769	61
Net cash used in investing activities	(238)	(278)	(257)	(724)	(725)
Net purchases (proceeds) of marketable securities	1	119	168	131	168

Free Cash Flow	(192)	127	(23)	176	(496)

STATISTICS AND RATIOS

Gross Margin	(30)%	20%	22%	11%	16%
R&D as % of sales	13%	10%	11%	10%	13%
SG&A as % of sales	6%	5%	5%	5%	6%
EBI / Sales	(30)%	6%	6%	0%	(2)%
EBIT Margin	(44)%	9%	10%	0%	(0)%
Net income / Sales	(29)%	6%	6%	1%	(3)%
Effective Tax Rate	32%	34%	43%	—%	(242)%
Weighted Average Shares Outstanding (million) — basic	342	342	300	342	300
Sales / Equity	0,8	1,0	1,2	3,0	3,1
Capital Turnover (Sales / Capital Employed)	1,0	1,3	1,2	3,8	3,1
Net income / Equity ratio	(23)%	6%	6%	1%	(3)%
ROCE (EBI / Capital Employed)	(29)%	7%	7%	1%	(2)%
For the Business and Trade Press: QI200707.26e

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Donna Wilson	+1 408 501 7188	donna.wilson@qimonda.com
Asia	Regine Liu	+886 2 2652 6900	regine.liu@qimonda.com
Japan	Kenichi Sugiyama	+81 3 5745 7339	kenichi.sugiyama@qimonda.com
Investor Relations Worldwide	Steve Harrison	+1 919 677 6904	steve.harrison@qimonda.com
Investor Relations Europe & Asia	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: July 25, 2007	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus
Chief Financial Officer and Member of the Management Board